Legal Services Division Finance & Treasury Legal Team 2nd Floor Peace Hills Trust Tower 10011 – 109 Street Edmonton, Alberta T5J 3S8 Canada Telephone: 780-422-7677 Email: margaret.mansell@gov.ab.ca

November 30, 2020

Thomas Kluck

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Province of Alberta

Registration Statement under Schedule B (Registration No. 333-248552), filed on

September 2, 2020 and amended on November 19, 2020 and November 30, 2020

Dear Mr. Kluck:

The Province of Alberta (the “Province”), respectfully withdraws its request of acceleration, dated November 19, 2020, for the Registration Statement under Schedule B (Registration No. 333-248552), filed on September 2, 2020 and amended on November 19, 2020. Pursuant to Rule 461 under the Securities Act of 1933, the Province respectfully requests the acceleration of the effectiveness of the above-referenced registration statement, so as to become effective at 5:00 p.m. (Eastern Time) on November 30, 2020, or as soon as possible thereafter.

Please contact Christopher J. Cummings at (416) 504-0522 of Paul, Weiss, Rifkind, Wharton & Garrison LLP should you have any questions or comments regarding this letter.

Very truly yours,

DEPARTMENT OF JUSTICE AND SOLICITOR GENERAL, PROVINCE OF ALBERTA

By:	/s/ Margaret Mansell
Margaret Mansell
Legal Counsel

cc:	Lowell Epp, Province of Alberta

Kent Gislason, Province of Alberta

Rose Park, Province of Alberta

Sheldon Wagner, Province of Alberta

Christopher J. Cummings, Paul, Weiss, Rifkind, Wharton & Garrison LLP